SO
3-22-04

04003615

UF 3-11-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 4 2004 WASH., D.C. PROCESSING

SEC FILE NUMBER
8- 41204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sturdivant + Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza 1000 at Main Street, Suite 200
(No. and Street)

Voorhees (City) New Jersey (State) 08023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey deKrafft 856-751-1331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harvey deKrafft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

TERRY A. WILLIAMS
Notary Public of New Jersey
No. 2074116
Commission Expires July 12, 2006

Harvey R. deKrafft
Signature

Managing Director
Title

Terry A. Williams
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(x)(o) Independent auditor's report on internal control structure required by SEC Rule 17A-5 for a broker dealer, claiming an exemption from rule 15c3-3

STURDIVANT & CO., INC.

Statements of Financial Condition
As of December 31, 2003 and 2002
And Supplemental Report
on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3)Under the Securities Exchange Act of 1934)

Mitchell & Titus, LLP
Certified Public Accountants
and Consultants

STURDIVANT & CO., INC.

TABLE OF CONTENTS

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1818 Market Street
Philadelphia, PA 19103
Tel (215) 561-7300
Fax (215) 569-8709
E-mail: philadelphia.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

The Stockholder of
Sturdivant & Co., Inc.
Voorhees, New Jersey

We have audited the accompanying statements of financial condition of Sturdivant & Co., Inc. (the Company) as of December 31, 2003 and 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sturdivant & Co., Inc. at December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Mitchell & Titus, LLP

Philadelphia, Pennsylvania
February 20, 2004

STURDIVANT & CO., INC.
Statements of Financial Condition
As of December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 1,062,886	$ 1,406,418
Receivable from clearing brokers	172,302	101,998
Investment advisory fees receivable	72,000	60,000
Underwriting fees receivable	-	7,500
Property and equipment, net	3,966	5,943
Investments	25,000	25,000
Other assets	38,013	41,076
Total assets	1,374,167	1,647,935
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	66,798	93,761
Profit-sharing contributions payable	68,917	60,557
Due to S&D Holdings, LLC	75,000	-
Total liabilities	210,715	154,318
Stockholder's equity		
Common stock, no par value, authorized 1,000 shares, issued 594.22 shares	99,361	99,361
Additional paid-in capital	2,770,877	3,070,877
Retained earnings	(56,786)	(26,621)
Less: Treasury stock, at cost (common stock - 59.36 shares)	(1,650,000)	(1,650,000)
Total stockholder's equity	1,163,452	1,493,617
Total liabilities and stockholder's equity	$ 1,374,167	$ 1,647,935

The accompanying notes are an integral part of these financial statements.

STURDIVANT & CO., INC.
Notes to Financial Statements
December 31, 2003 and 2002

1. NATURE OF OPERATIONS

Sturdivant & Co., Inc. (the "Company") is a broker-dealer located in Voorhees, New Jersey and its operations primarily consist of securities transactions on an agency basis and investment advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers Regulation, Inc. (NASD).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting.

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting has been completed, and the amount of the fees is reasonably determinable.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	5 years	Double-declining balance
Computer equipment	5 years	Double-declining balance

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has no significant permanent or temporary differences between book and taxable income which would result in a deferred tax asset or liability.

In 2002, the Company's former stockholders transferred their stock ownership in the Company to S&D Financial Holdings, LLC (S&D). As a result, the Company's S-election was terminated. The Company is now treated as a "C" Corporation.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of ninety days or less.

Treasury Stock

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CORPORATE RESTRUCTURING

The Company's former principal stockholders formed a Limited Liability Corporation, S&D Financial Holdings, LLC (S&D or parent) in 2001. The stockholders of the Company transferred their stock ownership in the Company to S&D in 2002. The former stockholders of the Company are the sole members of S&D with an 80% and 20% interest, respectively. The stockholders of the Company now own the same interest in S&D as they did in the Company. These transactions did not result in a change of control of the Company.

STURDIVANT & CO., INC.
Notes to Financial Statements
December 31, 2003 and 2002

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, is as follows:

	2003	2002
Furniture and fixtures	$ 212,808	$ 212,808
Computer equipment	27,727	191,399
	240,535	404,207
Less: accumulated depreciation and amortization	236,569	398,264
	$ 3,966	$ 5,943

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During 2002, the Company entered into temporary subordinated loan agreements for the purpose of underwriting commitments for initial public offerings. These loans were in accordance with agreements approved by the NASD. These notes are subordinated to claims of general creditors and have a maximum maturity date of 45 days. The loans were personally guaranteed by S&D stockholders. There were no outstanding temporary subordinated loans as of December 31, 2003 and 2002.

6. COMMITMENTS AND CONTINGENCIES

The Company has clearance agreements with four clearing brokers. Pursuant to the agreements with two of the brokers, the Company is required to maintain minimum net capital of $75,000 and $150,000, respectively. In the event that net capital falls below $150,000, S&D's stockholders have personally guaranteed any obligations to one of the clearing brokers.

The Company is obligated under an operating lease extension for office space, which commenced in October 2003 and expires in September 2005 for monthly rent of $5,390. The lease contains a provision requiring the Company to pay property taxes and certain operating expenses, which exceed base period amounts.

6. COMMITMENTS AND CONTINGENCIES (continued)

Minimum future rental payments under the existing office lease, having remaining terms in excess of one year as of December 31, 2003, due for each of the next 2 years and in aggregate are as follows:

Year Ended December 31	Amount
2004	$ 66,431
2005	50,126
Total minimum future rental payments	$ 116,557

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2003 and 2002, there were no open underwriting commitments.

7. 401(K) PROFIT-SHARING PLAN

The Company's 401(K) profit-sharing plan covers substantially all of its employees who meet certain eligibility requirements. Matching contributions by the Company to the plan are made at the discretion of the Board of Directors.

8. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 and 2002, the Company's net capital was $1,024,473 and $1,354,098, respectively, which was $924,473 and $1,254,098, respectively, in excess of its minimum requirement of $100,000.

STURDIVANT & CO., INC.
Notes to Financial Statements
December 31, 2003 and 2002

9. INCOME TAXES

At December 30, 2003, the Company had net operating loss carryforwards of approximately $9,000. The tax net operating loss carryforwards are available to offset future taxable income. These carryforwards expire between the years 2022 and 2023.

Given the uncertainty relating to the Company's ability to ultimately benefit from its net operating loss carryforwards the Company has provided a valuation allowance against its entire net deferred tax asset.

10. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to the four clearance agreements mentioned in Note 6, the Company introduces all of its customers' securities transactions to these clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of these clearing brokers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying customer accounts introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts introduced by the Company.

Pursuant to these clearance agreements, the Company has a receivable from the clearing brokers aggregating $172,302 and $101,998 at December 31, 2003 and 2002, respectively, which is primarily due from one clearing broker.

At December 31, 2003 and 2002, 100% of the Company's investment advisory fees receivable was due from one client.

During 2003 and 2002, the Company maintained its cash and cash equivalents at two financial institutions. The Federal Deposit Insurance Corporation insures the accounts at one institution up to $100,000. Cash and cash equivalents maintained at the other institution are insured by Securities Investor Protection Corporation (SIPC) and a separate excess SIPC bond issued by another insurance company.

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1818 Market Street
Philadelphia, PA 19103
Tel (215) 561-7300
Fax (215) 569-8709
E-mail: philadelphia.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Stockholders
Sturdivant & Co., Inc.
Voorhees, New Jersey

In planning and performing our audits of the financial statements and supplemental schedules of Sturdivant & Co. Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used, and should not be by anyone other than these specified parties.

Mitchell & Titus, LLP

Philadelphia, Pennsylvania
February 20, 2004